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                               March 1, 2024

       Bradley Gray
       Chief Financial Officer
       Diversified Energy Company plc
       1600 Corporate Drive
       Birmingham, Alabama 35242

                                                        Re: Diversified Energy
Company plc
                                                            Schedule TO-I filed
February 26, 2024
                                                            File No. 005-94334

       Dear Bradley Gray:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule TO-I filed February 26, 2024

       General

   1. As discussed with counsel, we note that shareholders may only participate in this Tender
                                                        Offer if they waive
their right to receive the Q323 Dividend, and may only participate for an aggregate amount
equal to their Entitlement (to such dividend). Therefore, it appears
                                                        (and counsel confirmed)
that shareholders who are not record holders entitled to receive the Q323 Dividend
cannot participate in the Tender Offer, and tenders by shareholders who acquire their
Shares after the record date for the Q323 Dividend will be
                                                        rejected. Such a
limitation on participation in the Tender Offer is inconsistent with the all-
                                                        holders requirement of
Rule 13e-4(f)(8)(i), which requires that the Tender Offer be open to all target security
holders, rather than just record holders. Please advise. Given the fundamental nature of
this comment, we reserve further comments on the tender offer materials, pending
resolution of this matter.
 Bradley Gray
Diversified Energy Company plc
March 1, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Christina Chalk at 202-
551-3263.



                                                            Sincerely,
FirstName LastNameBradley Gray
                                                            Division of
Corporation Finance
Comapany NameDiversified Energy Company plc
                                                            Office of Mergers &
Acquisitions
March 1, 2024 Page 2
cc:       David Miller, Esq.
FirstName LastName